Exhibit 12.1
Ratio of Earnings to Fixed Charges
(In millions, except ratios)

	February 25, 2017 (52 weeks)	February 27, 2016 (52 weeks)	February 28, 2015 (53 weeks)	February 22, 2014(1) (52 weeks)	February 23, 2013(2) (52 weeks)
Net earnings (loss) from continuing operations before income taxes	$7	$108	$12	$(163)	$(581)
Less net earnings attributable to noncontrolling interests	(4)	(8)	(7)	(7)	(10)
Net overdistributed earnings of less than fifty percent owned affiliates	—	1	—	1	1
Fixed charges	205	220	269	430	304
Amortized capitalized interest	—	(1)	(1)	(1)	(3)
Earnings (loss) available to cover fixed charges	$208	$320	$273	$260	$(289)

Interest expense	183	196	243	403	269
Capitalized interest	—	1	1	1	3
Interest on operating leases	22	23	25	26	32
Total fixed charges	$205	$220	$269	$430	$304

Excess (deficiency) of earnings to fixed charges	$3	$100	$4	$(170)	$(593)
Ratio of earnings to fixed charges	1.01	1.45	1.01	N/A	N/A

N/A represents a ratio of less than one.

(1)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2014 due to $99 of charges for the write-off of non-cash unamortized financing costs and original issue discount acceleration before tax, $75 of debt refinancing costs before tax, $42 of severance costs before tax, $13 of non-cash asset impairment and other charges before tax, $6 of contract breakage and other costs before tax, and $3 of multi-employer pension withdrawal charge before tax, offset in part by $15 of gain on sale of property before tax.

(2)
The Company’s earnings available to cover fixed charges were insufficient to cover fixed charges for fiscal 2013 due to $214 of non-cash asset impairment and other charges before tax, administrative expenses related to divested NAI operations, $32 of severance costs before tax, $22 of non-cash unamortized financing costs before tax, $6 of non-cash intangible asset impairment charges before tax and $4 of multi-employer pension withdrawal charge before tax, offset in part by $10 in a cash settlement received from credit card companies before tax.